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04030588

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corporation

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUN 08 2004

THOMSON FINANCIAL

FILE NO. 82- 1116 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/8/04

SHARP

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2004

ARIS
3-31-04

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1.Results for the year ended March 31, 2004

(1) Results of Operation

Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change
Year ended March 31, 2004	2,257,273	+12.7%	121,670	+22.3%
Year ended March 31, 2003	2,003,210	+11.1%	99,466	+35.2%

	Net Income	Percent Change	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity
Year ended March 31, 2004	60,715	+86.3%	55.37	54.73	6.6%
Year ended March 31, 2003	32,594	+188.2%	29.37	29.15	3.6%

Note:(1) Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2004 ; 988 million yen
March 31, 2003 ; 779 million yen

(2)Average number of shares outstanding for the year ended March 31, 2004 ; 1,090,143,643 shares
for the year ended March 31, 2003 ; 1,101,015,886 shares

(3)Accounting changes : None

(4)The percentage figures for net sales, operating income and net income represent the percentage of increase or decrease against the previous year.

(2) Financial Position

Millions of Yen

	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share (Yen)
As of March 31, 2004	2,150,250	943,532	43.9%	864.77
As of March 31, 2003	2,004,832	902,116	45.0%	827.51

Note: Number of shares outstanding as of March 31, 2004 ; 1,090,672,007 shares
as of March 31, 2003 ; 1,089,855,176 shares

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents Ending Balance
Year ended March 31, 2004	249,618	(169,446)	(68,961)	277,623
Year ended March 31, 2003	269,130	(165,833)	(57,847)	271,712

(4) Consolidated subsidiaries and companies accounted for on the equity method

Number of consolidated subsidiaries : 45 companies (Name of major subsidiaries: Sharp Electronics Marketing Corp., Sharp Electronics Corporation<USA>, etc.)

Number of nonconsolidated subsidiaries accounted for on the equity method: 1 company (Name of subsidiary: Kalyani Sharp India Ltd.)

Number of affiliates accounted for on the equity method: 10 companies (Name of major affiliates: Sharp- Roxy (Hong Kong) Ltd., etc.)

(5) Changes in Number of consolidated subsidiaries and affiliates

No changes

2.Forecast for the year ending March 31, 2005

Millions of Yen

	Net Sales	Operating Income	Net Income
Year ending March 31, 2005	2,530,000	150,000	75,000

Note: Forecast for net income per share ; 68.76 yen

Management Policy

1. Basic Management Policy

Sharp's business creed is based on the principles of "Sincerity and Creativity". Our aim is to inspire all our daily work with these principles so that we can earn the appreciation and satisfaction of people everywhere, and thereby make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

Since its founding, Sharp has consistently worked to make productive contributions to society at large through the development of unique, one-of-a-kind products that are ahead of their time. In the midst of major changes in the economic environment, we have set a goal to be a "valued, one-of-a-kind enterprise" that provides new lifestyle ideas and satisfaction to our customers by developing proprietary electronic devices and creating uniquely featured products that make full use of leading-edge electronics technologies. With a focus on this goal, we have committed ourselves to the following strategy:

(1) Enhance Our Spiral Strategy

Our "Spiral Strategy" is how we create highly distinctive products through the use of our original devices. Sharp has achieved solid growth under this strategy. We will keep pursuing this vertical integration model, and will make the most of our proprietary core devices to create "one-of-a-kind" products, such as high-quality large-size LCD color TVs, cutting-edge communications terminals, and health-promoting and environmentally friendly home appliances.

(2) Strengthen Brand Value and Establish a Corporate Image as a "Valuable One-of-a-Kind Company"

Sharp is committed to bring out the full potential of LCDs and to keep LCDs as our core competence. It is our advanced unique LCDs that enable us to expand and improve products equipped with LCDs, such as LCD color TVs and mobile terminals. Through these efforts, we shall boost our market presence as a leading LCD manufacturer in the world. In addition, we are fully engaged in conserving the environment through various measures, including development of proprietary technologies and products, such as LCDs and solar cells that are environmentally friendly. We are also working to transform our manufacturing facilities into "Green Factories" that lessen the burden on the environment. We are confident such activities will enhance our brand value.

(3) Corporate Social Responsibility

Over the years, Sharp has been contributing to society through the creation of unique products and services. We pride ourselves on having practiced environmentally friendly business activities and also on having been engaged in various social activities. To help us integrate our environmental and social activities throughout the company, we established the CSR Promotion Department in October 2003. We will continue to fulfill our responsibility to society through our corporate activities.

(4) Establish Human Resources Management to Motivate our Employees and Increase Corporate Competitiveness

We are committed to nurture the leaders of tomorrow by expanding educational programs to enhance their current skills and to allow them to acquire new skills for their future career. We will also thoroughly implement a results-oriented personnel evaluation system and systematically introduce innovations that reflect changes in the work ethic.

By deploying such a business strategy, we are aiming to improve ROE (return on equity), and free cash flow as the main management indicators in terms of profitability, shareholder value, and efficiency of capital utilization. We also continue to focus on controlling our return on investment in all our business divisions based on "profit after capital cost" (PCC), which is calculated by subtracting the cost of invested capital from NOPAT (net operating profit after income taxes).

3. Basic Policy on Distribution of Earnings

Sharp considers distributing profits to shareholders to be one of the most important management issues we face. While maintaining consistently stable dividend pay-outs, and while carefully considering our business performance and financial situation in a comprehensive manner, we have implemented a set of policies to return profits to our investors, such as increasing the amount of periodic dividends or initiating stock splits. As an effort to improve shareholder value, we consider buying back outstanding shares when the situation allows and holding the shares as treasury stock. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures. We will continue to promote business practices that emphasize solid cash flows.

4. Basic Philosophy of Corporate Governance, and Policies for its Implementation

(1) Basic Philosophy of Corporate Governance

Sharp has always been a manufacturing and technology oriented company. In today's harsh competitive environment, making speedy decisions is indispensable for such a company. We strongly believe that the current Board of Directors/Statutory Auditors System meets this purpose, and we plan to further strengthen this system to expand our business and enhance corporate governance.

As a framework to enable corporate governance to function effectively, we have adopted a "Sharp Charter of Conduct" as a concrete policy statement of action in conformity with our corporate code of ethics. We commit ourselves to further enhancing the awareness of all executives and employees regarding compliance with the laws and statutes of Japan and foreign countries in which we do business.

We are increasing management transparency by broadening the scope of the information disclosed so that all shareholders and investors are able to have access to corporate information promptly.

(2) Status of Policy Implementation Related to Corporate Governance

1) Management organization related to decision-making, execution and supervision, and other corporate governance systems of the company

- In addition to the regular monthly meetings of our Board of Directors, extraordinary meetings of the Board are convened as necessary. During these meetings, the Board makes decisions related to matters stipulated by law and to management-related matters of importance, thereby exercising its on-going oversight responsibility over the business and affairs of the corporation. In addition to our Board of Directors, the company has established the Executive Management Committee, where matters of importance related to corporate management and operational control are discussed and reported. Through this system, executive decisions are made promptly.
- The company has appointed no outside corporate directors to our Board of Directors. However, we continue to work to improve and strengthen our Statutory Auditors System, and three of our four statutory auditors are outside auditors.
- The company receives timely advice in cases involving legal decisions from its corporate attorneys. Through audits, we receive proposals for continuous improvement in our administrative operations from Azsa & Co., our Accounting Auditor, who conducts periodic accounting audits.

2) Summary of personal, capital, and business relationships, and other interests of outside corporate directors and outside auditors existing between the companies involved

- No outside directors are appointed to our Board of Directors. There are no relevant matters relating to our outside auditors.

3) Implementation of measures intended to improve and enhance corporate governance of the company in the past year:

- In fiscal 2003, the Board of Directors held 16 meetings. In addition to deciding matters stipulated by law and matters of importance related to management, the Board carried out its oversight responsibility over the business and affairs of the corporation.
- In fiscal 2003, the Board of Corporate Auditors held 14 meetings at which it formulated its annual audit policy and passed judgment on the validity of the Accounting Auditor's auditing operations and performance. The Board also conducted hearings on the company's activities and performance from management, and exchanged information and opinions on such matters as auditing (on-site auditing) results and the progress of deliberations of important meetings.
- To improve management maneuverability and flexibility, and to clearly articulate the responsibilities of company management during each accounting period, we amended the Articles of Incorporation at the annual meeting of shareholders in June 2003 to shorten the term of office for members of the Board of Directors from two years to one.

Operating Results and Financial Position

1. Fiscal 2003 in Review

During fiscal 2003, the Japanese economy continued to pick up, supported by an improvement in stock market performance as well as increases in corporate investment and exports. Overseas, the US economy has been recovering strongly. Economies in Asia continued a steady expansion.

Fiscal 2003 became another good year for Sharp. We took assertive initiatives through the introduction of one-of-a-kind products and through the development of proprietary devices that are applied to these one-of-a-kind products. We consistently focused on making highly distinctive products and devices and thus realized higher profitability. The following are examples of our efforts made during this fiscal year.

In the product business, we started operation of the Kameyama plant, where we integrated the production process from fabrication of LCD panels to final assembly of LCD TVs. This allowed us to have unmatched production capacity for high-quality large-size LCD color TVs. We also continued to create unique products, such as mobile phones equipped with System LCDs and high-resolution CCD camera modules. In the device business, we stepped up efforts in our proprietary devices. These efforts include the start of operation at the Mie No.3 Plant for System LCDs, in response to brisk demand. Other examples of our efforts include expanded production capacity for CCD and CMOS imagers and increased production lines for solar cells. In addition, we formed partnerships and collaborated with leading, global companies, allowing us to improve our competitiveness.

As a result, the current fiscal year recorded domestic net sales of 1,143.5 billion yen, up 8.1 % from the previous year, and overseas net sales of 1,113.7 billion yen, up 17.8 %, for a total of 2,257.2 billion yen, up 12.7 %. Operating income was 121.6 billion yen, up 22.3 % from the previous year. Net income was 60.7 billion yen, up 86.3 %.

Regarding cash flow, net cash provided by operating activities was 249.6 billion yen, while net cash used in investing activities was 169.4 billion yen. Net cash used in financing activities was 68.9 billion yen. As a result, cash and cash equivalents at the end of the period were 277.6 billion yen, increases of 5.9 billion yen from the previous year end.

We plan to declare an annual dividend for fiscal 2003 of 18 yen per share, an increase of 3 yen per share over the previous year. Since an interim dividend of 8 yen per share has already been paid, we plan to propose a year-end dividend of 10 yen at the 110th Ordinary General Meeting of Shareholders.

Operating results by product group are as follows:

Audio-Visual and Communication Equipment

Sales of LCD color TVs and camera-equipped mobile phones increased, resulting in net sales of 837.3 billion yen, up 12.2 % over the previous year.

Home Appliances

Although we enhanced our uniquely featured products, due to the declining market prices and unseasonable weather, net sales resulted in 208.4 billion yen, dropping 6.9 % from the previous year.

Information Equipment

While sales of PCs declined, sales of LCD color monitors and digital color copier/printer increased, resulting in net sales of 392.8 billion yen, up 4.4 %.

ICs

Sales of CCD and CMOS imagers and flash memory increased steadily, resulting in net sales of 169.7 billion yen, up 36.1 %.

LCDs

We worked to enhance our line of one-of-a-kind LCDs. Sales of high-value-added LCDs applied to such products as mobile phones increased, resulting in net sales of 421.7 billion yen, up 21.7 % over the previous year.

Other Electronic Components

Sales of photovoltaic power systems, the business pillar of the group, increased, resulting in net sales of 227.0 billion yen, up 22.5 %.

2. Forecast for Fiscal 2004

Looking ahead, while some uncertainties in the foreign currency exchange and employment situations are being observed in Japan, we see the self-sustained recovery continuing and thus expect the economy to maintain its positive trend. Overseas, the economy will continue a generally steady recovery in the United States, Europe and Asia.

In an effort to achieve further growth, Sharp is strengthening its one-of-a-kind strategy, as we work to improve profitability and get the maximum value out of the company.

In the product business, we plan to intensify our sales activities in the global market. This is to be accomplished through strengthening our LCD TV business and mobile phone business. We will expand our line of advanced LCD color TVs best suited to high-definition digital broad casting. Our mobile phones will be upgraded to optimize 3G's unique features. In the device business, we will engage in enhancing our line of original devices through the following measures. To further expand our LCD business, we aim to raise sales of System LCDs, which will enable the evolution of mobile terminals. Other measures include an introduction of a 2nd production line at the Kameyama plant to secure stable production, helping us meet burgeoning demand for LCD TV panels. We also plan to expand production of CCD and CMOS imagers and solar cells.

In addition to these efforts, we will continuously seek innovation in production technologies and promote value engineering in order to achieve further growth. Lastly, we will continue to take initiatives proactively to fulfill our commitment to society, which include conducting business in an environmentally responsible manner, complying with laws and statues and ensuring product's safety and quality.

The following are the forecasts for fiscal 2004:

Net sales	2,530.0 billion yen	+ 12.1 % over the previous fiscal year
Operating income	150.0 billion yen	+ 23.3 % over the previous fiscal year
Net income	75.0 billion yen	+ 23.5 % over the previous fiscal year

The above figures are based on an exchange rate of ¥105 =US$1.00 for fiscal 2004.

The company also plans to declare an annual dividend for fiscal 2004 of 20 yen per share (interim and year-end dividend of 10 yen each), an increase of 2 yen per share.

Note:
*The above estimates of operating results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual operating results may differ significantly from these estimates. The following factors may influence the figures for final reported business results.

- Significant changes in the political and economic situation in major markets (Europe, North America, Asia and Japan)
- Sudden, rapid fluctuations in product supply or demand in major markets
- Large swings in foreign exchange markets (particularly in the dollar/euro markets)
- Significant fluctuations in valuation in capital markets
- Sudden, rapid changes in technology, etc.

**The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

For the year ended March 31, 2004

Millions of Yen

	Year ended March 31, 2004		Year ended March 31, 2003		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	837,390	37.1	746,404	37.2	+90,986	+12.2
Home Appliances	208,473	9.2	223,890	11.2	-15,417	-6.9
Information Equipment	392,833	17.4	376,106	18.8	+16,727	+4.4
Consumer/Information Products	1,438,696	63.7	1,346,400	67.2	+92,296	+6.9
I C s	169,754	7.5	124,773	6.2	+44,981	+36.1
LCDs	421,741	18.7	346,646	17.3	+75,095	+21.7
Other Electronic Components	227,082	10.1	185,391	9.3	+41,691	+22.5
Electronic Components	818,577	36.3	656,810	32.8	+161,767	+24.6
Total	2,257,273	100.0	2,003,210	100.0	+254,063	+12.7
Domestic	1,143,548	50.7	1,057,405	52.8	+86,143	+8.1
Overseas	1,113,725	49.3	945,805	47.2	+167,920	+17.8

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2004

Millions of Yen

	Year ended March 31, 2004		Year ended March 31, 2003		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	2,257,273	100.0	2,003,210	100.0	+254,063	+12.7
Cost of Sales	1,713,118	75.9	1,509,912	75.4	+203,206	+13.5
Selling, General and Administrative Expenses	422,485	18.7	393,832	19.6	+28,653	+7.3
Operating income	121,670	5.4	99,466	5.0	+22,204	+22.3
Other Income (Expenses)						
Interest and dividends income	5,294	0.2	5,642	0.3	-348	-6.2
Interest expense	(5,844)	0.3	(7,673)	0.4	+1,829	-23.8
Other, net	(18,400)	0.7	(40,110)	2.0	+21,710	-54.1
	(18,950)	0.8	(42,141)	2.1	+23,191	-55.0
Income before income taxes and minority interests	102,720	4.6	57,325	2.9	+45,395	+79.2
Income Taxes	41,714	1.9	24,326	1.3	+17,388	+71.5
Minority Interests in Income of Consolidated Subsidiaries	(291)	0.0	(405)	0.0	+114	-28.1
Net Income	60,715	2.7	32,594	1.6	+28,121	+86.3

[Reference]

	(Year ended March 31, 2004)	(Year ended March 31, 2003)
Depreciation and Amortization	159,831	145,818
R&D expenditures	162,991	152,145

SHARP CORPORATION

CONSOLIDATED BALANCE SHEETS

As of March 31, 2004

Millions of Yen

	March 31, 2004	March 31, 2003	Increase Decrease
ASSETS			
Current Assets:			
Cash, Time deposits, and Short-term investments	369,924	382,806	-12,882
Notes and accounts receivable, less Allowance for doubtful receivables	424,229	363,633	+60,596
Inventories	273,668	284,964	-11,296
Other current assets	80,314	79,072	+1,242
Total current assets	1,148,135	1,110,475	+37,660
Plant and Equipment, less Accumulated depreciation	760,797	672,987	+87,810
Investments and Other Assets	241,318	221,370	+19,948
Total assets	2,150,250	2,004,832	+145,418
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt	215,577	242,545	-26,968
Notes and accounts payable	558,119	404,478	+153,641
Other current liabilities	176,319	171,385	+4,934
Total current liabilities	950,015	818,408	+131,607
Long-term Liabilities	248,798	275,454	-26,656
Total liabilities	1,198,813	1,093,862	+104,951
Minority Interests	7,905	8,854	-949
Shareholders' Equity:			
Common stock	204,676	204,676	0
Additional paid-in capital	262,140	261,415	+725
Retained earnings	550,894	507,871	+43,023
Net unrealized holding gains (losses) on securities	14,176	(2,803)	+16,979
Foreign currency translation adjustments	(61,828)	(42,319)	-19,509
Less-Cost of treasury stock	(26,526)	(26,724)	+198
Total shareholders' equity	943,532	902,116	+41,416
Total liabilities, minority interests and shareholders' equity	2,150,250	2,004,832	+145,418

[Reference]

	(March 31, 2004)	(March 31, 2003)
Capital Investment	225,001	146,282
Interest-Bearing Debt	441,223	501,405

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2004

Millions of Yen

	Year ended March 31, 2004	Year ended March 31, 2003	Increase Decrease
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	102,720	57,325	+45,395
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	151,408	134,975	+16,433
Interest and dividends income	(5,294)	(5,642)	+348
Interest expense	5,844	7,673	-1,829
Foreign exchange loss	2,171	2,909	-738
Loss on sales and disposal of plant and equipment	11,921	3,803	+8,118
Increase in notes and accounts receivable	(72,258)	(7,023)	-65,235
Decrease (Increase) in inventories	2,037	(5,500)	+7,537
Increase in payable	95,728	43,836	+51,892
Other, net	19,643	42,906	-23,263
Total	313,920	275,262	+38,658
Interest and dividends received	5,825	6,042	-217
Interest paid	(5,939)	(7,694)	+1,755
Income taxes paid	(64,188)	(4,480)	-59,708
Net cash provided by operating activities	249,618	269,130	-19,512
Cash Flows from Investing Activities:			
Purchase of time deposits	(39,627)	(50,275)	+10,648
Proceeds from redemption of time deposits	39,825	50,914	-11,089
Purchase of short-term investments	(417)	(1,427)	+1,010
Proceeds from sales of short-term investments	10,706	25,161	-14,455
Acquisitions of plant and equipment	(183,155)	(171,703)	-11,452
Proceeds from sales of plant and equipment	2,318	2,702	-384
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(8,852)	(64,891)	+56,039
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	9,775	39,936	-30,161
Loans made	(13,994)	(20,468)	+6,474
Proceeds from collection of loans	15,137	18,217	-3,080
Other, net	(1,162)	6,001	-7,163
Net cash used in investing activities	(169,446)	(165,833)	-3,613
Cash Flows from Financing Activities:			
Decrease in short-term borrowings, net	(38,980)	(25,030)	-13,950
Proceeds from long-term debt	15,898	92,432	-76,534
Repayments of long-term debt	(29,091)	(82,905)	+53,814
Purchase of treasury stock	(4,474)	(26,565)	+22,091
Dividends paid	(17,422)	(15,453)	-1,969
Other, net	5,108	(326)	+5,434
Net cash used in financing activities	(68,961)	(57,847)	-11,114
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,300)	(5,555)	+255
Net Increase in Cash and Cash Equivalents	5,911	39,895	-33,984
Cash and Cash Equivalents at Beginning of Year	271,712	231,404	+40,308
Cash and Cash Equivalents of a Newly Consolidated Subsidiary	0	413	-413
Cash and Cash Equivalents at End of Year	277,623	271,712	+5,911

SHARP CORPORATION

SEGMENT INFORMATION

For the year ended March 31, 2004

Millions of Yen

	Year ended March 31, 2004	Year ended March 31, 2003
Information by business segment		
Net Sales		
Consumer/Information Products		
Customers	1,438,696	1,346,400
Intersegment	8,726	5,997
Total	1,447,422	1,352,397
Electronic Components		
Customers	818,577	656,810
Intersegment	185,920	136,867
Total	1,004,497	793,677
Elimination	(194,646)	(142,864)
Consolidated	2,257,273	2,003,210
Operating Income		
Consumer/Information Products	47,434	43,646
Electronic Components	73,971	56,315
Elimination	265	(495)
Consolidated	121,670	99,466
Information by geographic segment*		
Net Sales		
Japan		
Customers	1,458,875	1,256,238
Intersegment	513,287	452,100
Total	1,972,162	1,708,338
The Americas		
Customers	289,789	313,882
Intersegment	7,421	7,046
Total	297,210	320,928
Asia		
Customers	140,777	158,198
Intersegment	133,545	113,788
Total	274,322	271,986
Other		
Customers	367,832	274,892
Intersegment	108,505	89,569
Total	476,337	364,461
Elimination	(762,758)	(662,503)
Consolidated	2,257,273	2,003,210
Operating Income		
Japan	107,283	82,792
The Americas	1,335	3,382
Asia	3,185	3,422
Other	8,241	7,993
Elimination	1,626	1,877
Consolidated	121,670	99,466

* Major countries or regions in each geographic segment are as follows.

(1) The Americas: U.S.A., Canada

(2) Asia: Malaysia, Taiwan, Thailand, Singapore, Indonesia

(3) Other: Europe, China, Oceania, Middle East

SEGMENT INFORMATION

For the year ended March 31, 2004

Millions of Yen

	Year ended March 31, 2004	Year ended March 31, 2003
Overseas sales*		
The Americas	308,807	336,815
Asia	279,161	270,618
Europe	330,772	235,168
Other	194,985	103,204
Total	1,113,725	945,805

* 1. Overseas sales indicate the sales of Sharp Corporation and its consolidated subsidiaries made to customers located in countries or regions outside Japan.

2. Major countries or regions in each geographic segment are as follows.
   - (1) The Americas: U.S.A., Canada, Central and South America
   - (2) Asia: South Korea, Taiwan, Singapore, Phillipines, Malaysia
   - (3) Europe: Germany, U.K., Italy, France, The Netherlands
   - (4) Other: China, Oceania, Middle East, Africa

May 31, 2004

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 110th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the "Company") as per the description below.

DESCRIPTION

1. Date and Time : Thursday, June 24, 2004, at 10:00 a.m.

2. Place : Our company building at 22-22, Nagaike-cho, Abeno-ku, Osaka

3. Purpose of the Meeting :

Report : The Business Report, Balance Sheets and Statements of Income for the 110th Term (from April 1, 2003 to March 31, 2004)

Resolution :

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 110th Term

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

Proposal No.3: Election of 25 Directors of the Company

Proposal No.4: Election of 3 Corporate Auditors of the Company

Proposal No.5: Payment of Condolence Money to Ex-Corporate Director Mr.Tohru Okuda and of Retirement Remuneration to Retiring Directors

[Attachment 1]

BALANCE SHEETS (based on non-consolidated results)

As of March 31, 2004

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**827,026**	**Current Liabilities**	**716,041**
Cash and deposits	332,325	Notes payable	18,018
Notes receivable	747	Accounts payable	347,643
Accounts receivable	295,506	Short-term borrowings	19,026
Finished goods	34,738	Current portion of convertible bonds	26,940
Raw materials, supplies and work in process	83,645	Commercial paper	50,000
Prepaid expenses	836	Accounts payable-other	124,312
Deferred tax assets	24,385	Accrued expenses	62,964
Non-trade accounts receivable	36,804	Accrued income taxes	25,694
Other current assets	18,053	Advances and deposits received	13,634
Allowance for doubtful receivables	- 17	Accrued employees' bonuses	22,300
Fixed Assets	**968,227**	Accrued product warranty	2,930
Tangible Fixed Assets	**653,812**	Other current liabilities	2,577
Buildings	199,699	**Long-term Liabilities**	**152,019**
Structures	12,186	Straight bonds	90,000
Machinery and equipment	285,084	Long-term borrowings	51,003
Vehicles and carriers	175	Allowance for severance and pension benefits	11,016
Tools and furniture	42,484	**Total Liabilities**	**868,061**
Land	50,836	**SHAREHOLDERS' EQUITY**	
Construction in progress	63,346	**Common Stock**	**204,675**
Intangible Fixed Assets	**32,184**	**Capital Surplus**	**262,140**
Patent, trade mark and rights to use facilities	1,158	Additional paid-in capital	261,415
Software	31,025	Other capital surplus	725
Investments, and Other Assets	**282,230**	Gains on sales of treasury stock	725
Investment in securities	69,379	**Retained Earnings**	**473,163**
Investment in subsidiaries	162,512	Legal reserve	26,115
Long-term prepaid expenses	18,408	Reserve for special depreciation	447
Deferred tax assets	27,710	Deferred capital gains on sales of property	4,396
Other fixed assets	4,291	Severance benefits reserve	1,756
Allowance for doubtful receivables	- 72	Dividend reserve	2,900
		General reserve	373,950
		Unappropriated retained earnings	63,599
		Net Unrealized Holding Losses on Securities	**13,739**
		Treasury Stock	**- 26,525**
		Total Shareholders' Equity	**927,193**
Total Assets	**1,795,254**	**Total Liabilities and Shareholders' Equity**	**1,795,254**

[Attachment 2]

STATEMENTS OF INCOME (based on non-consolidated results)

For the year ended March 31, 2004

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		1,804,907
Cost of sales		1,485,851
Selling, general and administrative expenses		221,108
Operating income		97,947
Non-operating income and expenses		
Non-operating income		35,413
Interest and dividends income	10,376	
Other income	25,037	
Non-operating expenses		33,611
Interest expenses	3,049	
Other expenses	30,561	
Recurring Profit		**99,750**
Special Items		
Special income		4,504
Gain on sales of tangible fixed assets	466	
Gain on sales of investments in securities	4,037	
Special losses		13,283
Loss on sales and disposal of tangible fixed assets	11,671	
Other special losses	1,612	
Income before Income Taxes		**90,971**
Corporate income, inhabitant and business taxes		43,670
Adjustment to income taxes		- 7,340
Net Income		**54,641**
Unappropriated retained earnings carried forward		17,675
Interim dividends		8,718
Unappropriated Retained Earnings at End of Year		**63,599**

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Number of the voting rights of all shareholders : 1,084,902

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 110th Term

Considering results for the term and business development in the future etc., we recommend that retained earnings be appropriated as stated following the proposed appropriation of retained earnings.

Regarding the dividends for the term, in order to respond to the continuing support from shareholders, we recommend that there be an annual dividend of ¥18 per share, which is an increase of ¥3 per share compared to the dividend for the previous term. Since we have already paid an interim dividend of ¥8 per share on December 1, 2003, we recommend that the year-end dividend be ¥10 per share.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year	63,599,131,179
The above sum shall be disposed of as follows:	
Dividends	10,906,720,070
(¥10 per share)	
Bonuses to Directors and Corporate Auditors	349,000,000
(Directors' bonus)	(324,000,000)
(Corporate Auditors' bonus)	(25,000,000)
Reserve for special depreciation	6,910,000,000
Deferred capital gains on sales of property	349,000,000
General reserve	22,000,000,000
Total	40,514,720,070
Unappropriated retained earnings carried over	23,084,411,109

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

1. Reasons for Amendment:

   Because of the enforcement of the Law Concerning Amendments to Certain Provisions of the Commercial Code and Special Laws for the Commercial Code regarding Audit of Joint Stock Company (Law No. 132 of 2003, effective as of September 25, 2003), the Company is now permitted to acquire treasury shares by resolution of the board of directors if the Articles of Incorporation allows for the acquisition. In order to enable prompt implementation of the capital policies that correspond to changes in the business environment, the Company proposes the addition of Article 6 (Acquisition of Treasury Shares) to the Articles of Incorporation, and the renumbering of the Articles accordingly.

	Name of Candidates	Date of Birth	Current Position
9	Akira Mitarai	January 2,1942	Corporate Senior Executive Director and Chief Environmental Protection & Public Relations officer and Group General Manager of Tokyo Branch and Group General Manager of Environmental Protection Group
10	Shigeo Nakabu	February 12,1947	Corporate Senior Executive Director and LCD Business
11	Yoichi Sakai	June 7,1942	Corporate Executive Director and General Manager of IT Strategic Planning
12	Kenji Ohta	February 21,1948	Corporate Executive Director and Chief Research & Development Officer and Group General Manager of Corporate Research and Development Group
13	Yoshiaki Ibuchi	January 12,1947	Corporate Executive Director and Group General Manager of Digital Document Systems Group
14	Masafumi Matsumoto	October 18,1948	Corporate Executive Director and Group General Manager of Communication Systems Group
15	Hideaki Kamitsuma	May 20,1942	Corporate Director and Group General Manager of Communication Products International Marketing Group
16	Takashi Nakagawa	June 10,1945	Corporate Director and General Manager of Management Planning Board
17	Itsuro Kato	March 12,1947	Corporate Director and Group General Manager of Appliance Systems Group
18	Yoshiki Sano	December 20,1949	Corporate Director and Group General Manager of Integrated Circuits Group
19	Mikio Katayama	December 12,1957	Corporate Director and Group General Manager of Mobile Liquid Crystal Display Group
20	Takashi Okuda	August 19,1953	Corporate Director and Group General Manager of Audio-Visual Systems Group
21	Tetsuo Onishi	June 18,1954	Corporate Director and Group General Manager of Corporate Accounting and Control Group
22	* Toshio Adachi	July 20,1948	Chief Assistant General Manager of Management Planning Board
23	* Toshihiko Fujimoto	September 6,1954	Group Deputy General Manager of International Business Group and Chief Executive Officer and Chairman of the Board of Sharp Electronics Corporation
24	* Takuji Okawara	August 28,1946	Group General Manager of One-of-a-kind Products and Planning Group
25	* Takashi Tomita	November 10,1950	Group General Manager of Solar Systems Group

The asterisks (*) denote new candidates.

Proposal No.4: Election of 3 Corporate Auditors of the Company

The term of office of the 3 Corporate Auditors, Messrs. Tomohiro Gonda, Mitsuhiko Iwasaki and Michihiro Ishii will expire at the close of this Ordinary General Meeting, we recommend that 3 Corporate Auditors be elected.

The candidates for the Corporate Auditors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Tomohiro Gonda	July 3,1943	Corporate Auditor
2	Mitsuhiko Iwasaki	November 16,1941	Corporate Auditor
3	Michihiro Ishii	January 2,1932	Corporate Auditor

(Note) Messrs. Mitsuhiko Iwasaki and Michihiro Ishii are candidates of outside corporate auditors prescribed in Article 18, paragraph 1 of the Special Laws for the Commercial Code regarding Audit of Joint Stock Company.

Proposal No.5: Payment of Condolence Money to Ex-Corporate Director Mr. Tohru Okuda and of Retirement Remuneration to Retiring Directors

We recommend the payment of an appropriate amount of condolence money to Ex-Corporate Director Mr. Tohru Okuda, who passed away on April 12, 2004, and of retirement remuneration to Mr. Buheita Fujiwara, who resigned from the position of Director on June 30, 2003, and Messrs. Zempei Tani, Kensuke Yamada, Toshiaki Urushisako and Toshiyuki Tajima, who will retire from their Directors' positions due to the expiration of their terms of office as at the close of this Ordinary General Meeting of Shareholders. The payments of the retirement remuneration are in order to reward service to the Company pursuant to standards prescribed by the Company.

We ask the shareholders to authorize the board of directors to decide the amounts, timing, and methods of the payment of the condolence money and retirement remuneration.

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